Filed Pursuant to Rule 433

Dated May 5, 2026

Registration No. 333-274345

Pricing Term Sheet

$500,000,000 6.050% Senior Notes due 2036

The information in this pricing term sheet supplements Patterson-UTI Energy, Inc.’s preliminary prospectus supplement, dated May 5, 2026 (the “Preliminary Prospectus Supplement”), and supersedes the information in the Preliminary Prospectus Supplement to the extent inconsistent with the information in the Preliminary Prospectus Supplement. Terms used, but not defined, in this pricing term sheet have the respective meanings set forth in the Preliminary Prospectus Supplement. As used in this pricing term sheet, “Issuer,” “we,” “our” and “us” refer to Patterson-UTI Energy, Inc. and not to its subsidiaries.

Issuer:	Patterson-UTI Energy, Inc.

Ratings: (Moody’s / S&P / Fitch)*:	Baa3 (Stable) / BBB- (Stable) / BBB- (Stable)

Security Type:	Senior Unsecured Notes

Pricing Date:	May 5, 2026

Expected Settlement Date:	May 19, 2026, which is the tenth business day following the date of pricing of the Notes.

Maturity Date:	May 15, 2036

Interest Payment Dates:	May 15 and November 15, beginning November 15, 2026

Principal Amount:	$500,000,000

Benchmark Treasury:	4.125% due February 15, 2036

Benchmark Treasury Price / Yield:	97-21+ / 4.420%

Spread to Benchmark Treasury:	+165 basis points

Yield to Maturity:	6.070%

Coupon:	6.050%

Public Offering Price:	99.853% of the principal amount

Optional Redemption Provisions:

Make-Whole Call:	Prior to February 15, 2036 (the “Par Call Date”), the redemption price will be equal to the greater of: (1) (a) the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted to the redemption date (assuming the Notes matured on the Par Call Date) on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 25 basis points less (b) interest accrued to the date of redemption, and

*	Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

(2) 100% of the principal amount of the Notes to be redeemed, plus, in either case, accrued and unpaid interest thereon to, but excluding, the redemption date.

Par Call:	On or after the Par Call Date, the redemption price will be equal to 100% of the principal amount of the notes being redeemed, plus accrued and unpaid interest thereon to, but excluding, the applicable redemption date.

Use of Proceeds:	The Issuer estimates that the net proceeds to it from this offering will be approximately $494.2 million, after deducting the underwriting discount and estimated offering expenses payable by the Issuer. The Issuer intends to use the net proceeds to it from this offering to redeem all its outstanding 3.95% Senior Notes due 2028 and for general corporate purposes. See “Use of Proceeds” in the Preliminary Prospectus Supplement.

CUSIP / ISIN:	703481 AE1 / US703481AE19

Joint Book-Running Managers:	Goldman Sachs & Co. LLC
Wells Fargo Securities, LLC
Scotia Capital (USA) Inc.

Co-Managers:	BOK Financial Securities, Inc.
Comerica Securities, Inc.
J.P. Morgan Securities LLC
Siebert Williams Shank & Co., LLC
U.S. Bancorp Investments, Inc.

The Issuer has filed a registration statement (including a prospectus) and a preliminary prospectus supplement with the U.S. Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the preliminary prospectus supplement for this offering (or, if available, the final prospectus supplement), the Issuer’s prospectus in the registration statement (to which it relates) and any other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by searching the SEC online data base (EDGAR) on the SEC web site at http://www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus supplement and prospectus if you request it from (i) Goldman Sachs & Co. LLC at c/o Goldman Sachs & Co. LLC, 200 West Street, New York, New York 10282-2198, Attention: Registration Department; (ii) Wells Fargo Securities, LLC at c/o Wells Fargo Securities, LLC, 550 South Tryon Street, 5th Floor, Charlotte, North Carolina 28202, Attention: Transaction Management, Email: tmgcapitalmarkets@wellsfargo.com and (iii) Scotia Capital (USA) Inc. at c/o Scotia Capital (USA) Inc., 250 Vesey Street, New York, New York 10281, Attention: Debt Capital Markets / Chief Legal Officer, U.S., email: US.Legal@scotiabank.com.